                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                 Under the Securities and Exchange Act of 1934
                               (Amendment No. 3)*


                       RADA ELECTRONIC INDUSTRIES LIMITED
                    ----------------------------------------
                                (Name of Issuer)


                 Ordinary Shares, Par Value NIS .002 Per Share
                 ---------------------------------------------
                         (Title of Class of Securities)


                                   750115305
                    ----------------------------------------
                                 (CUSIP Number)


                             Robert T. Burke, Esq.
                                  MBV Law LLP
                               101 Vallejo Street
                            San Francisco, CA  94111
                                 (415) 781-4400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 March 28, 2001
            --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedules, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 750115305                                      PAGE 2 OF 4 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Howard P.L. Yeung
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Hong Kong
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                          SOLE VOTING POWER
                     7
     NUMBER OF
                          5,641,770
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          5,641,770
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      5,641,770
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                           [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      16.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 750115305                                      PAGE 3 OF 4 PAGES
-----------------------                                  ---------------------

  This Amendment amends Items 3, 4 and 5 of the Statement on Schedule 13D filed by Howard P.L. Yeung, an individual residing in Hong Kong ("H. Yeung"), on June 8, 1998, as amended by a Schedule 13D filed on August 11, 1999, as further amended by a Schedule 13D filed on February 1, 2001, relating to the Ordinary Shares, par value NIS.002 per share (the "Ordinary Shares"), of Rada Electronic Industries Limited, an Israeli corporation ("Rada"), by amending such items as set forth below.

ITEM 3:   Source of Funds
------    ---------------

  Item 3 of the Schedule 13D is amended by adding the following to the disclosure already made under such item:

The source of the purchase price for the Ordinary Shares purchased by H. Yeung in the open market as described under Item 5(c) below was personal funds of H. Yeung.

ITEM 4:   Purpose of Transaction
------    ----------------------

  Item 4 of the Schedule 13D is amended by adding the following to the disclosure already made under such item:

H. Yeung may continue to purchase Ordinary Shares for investment purposes in the open market based on the factors discussed in Item 4 of the Schedule 13D filed on June 8, 1998

ITEM 5:   INTEREST IN SECURITIES OF THE ISSUER
------    ------------------------------------

  Item 5 of the Schedule 13D is amended by adding the following to the disclosure already made under the indicated subparagraphs of Item 5:

  (a) H. Yeung owns directly 5,281,770 Ordinary Shares, representing approximately 15.3% of the outstanding Ordinary Shares. If H. Yeung were to exercise the Warrant previously reported, he would own 5,641,770 Ordinary Shares, representing approximately 16.2% of the outstanding Ordinary Shares. These percentages are based on 34,542,073 Ordinary Shares issued and outstanding as of February 16, 2001, according to Rada's Proxy Statement dated February 16, 2001 (any percentages shown above that assume exercise of the Warrant previously reported include in the total number of outstanding Ordinary Shares the number of Ordinary Shares that would be acquired thereby).

  As previously reported, H. Yeung owns 50% of the issued and outstanding capital stock of Horsham Enterprises Limited, a British Virgin Islands corporation ("Horsham"). As of February 1, 2001, Horsham owned 3,884,665 Ordinary Shares, including 509,450 shares Horsham has the shared power to vote pursuant to a Shareholders' Agreement (the "Horsham-Rada Shares"). If, by virtue of his ownership interest in Horsham, H. Yeung is deemed to be the beneficial owner of the Horsham-Rada Shares, H. Yeung would be the beneficial owner of 9,526,435 Ordinary Shares (assuming full exercise of the Warrant previously reported). Such 9,526,435 Ordinary Shares would represent approximately 27.3% of the total number of the outstanding Ordinary Shares. The filing of this statement shall not be construed as an admission that H. Yeung is the beneficial owner of the Horsham-Rada Shares.

  (b) H. Yeung has sole voting and sole dispositive power over the Ordinary Shares acquired as described under Item 5(c) below.

                                 SCHEDULE 13D
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  CUSIP NO. 750115305                                      PAGE 4 OF 4 PAGES
-----------------------                                  ---------------------

  (c) H. Yeung has purchased Ordinary Shares as described below. All transactions were purchases in the open market:

            Date      Ordinary Shares  Price per Share
          --------    ---------------  ---------------
          03/09/01             50,000         $0.90625
          03/13/01             32,000          0.90625
          03/14/01             33,500          0.90625
          03/15/01            100,000          0.90470
          03/16/01             90,000          0.90625
          03/19/01            100,000          0.90230
          03/20/01            100,000          0.90625
          03/21/01             10,000          0.90625
          03/22/01            100,000          0.90625
          03/23/01             75,000          0.90625
          03/26/01             25,000          0.90625
          03/28/01             27,000          0.90625

  (d)  Not applicable.

  (e)  Not applicable.


SIGNATURE
---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 28, 2001


   /s/ Howard P.L. Yeung
------------------------------------
   Howard P.L. Yeung